FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel +27 11 562 9775
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email Willie.Jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

GOLD FIELDS TO RELEASE RESULTS FOR THE QUARTER ENDED 30 JUNE 2012

TIME CHANGE TO LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO AND VIDEO WEBCAST

Our results presentation has been brought forward from 10:00 to 09:30 at the venue listed below:

Date:	Thursday, 23 August 2012
Time:	09:15 for 09:30
Venue:	**Summer Place** 69 Melville Road, Hyde Park
RSVP:	Kindly confirm attendance with Francie Whitley via reply email or tel: +27 11 562-9712.

A simultaneous audio and video webcast will be available on the Gold Fields website www.goldfields.co.za at 09:30am (SA time) on 23 August 2012.

SUMMIT TV

A simultaneous Live Results broadcast will be available to Southern African viewers via Summit, DStv Channel 412.

TELECONFERENCE

A global teleconference will be held on the same day (23 August 2012) at 16:00 South African time (United States: 10am Eastern time). An invitation with full details is attached.

Directors: M A Ramphele (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, C A Carolus, R Dañino*, A R Hill≠, D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea†, G M Wilson
†British, ≠Canadian, #Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel



CONFERENCE CALL

GOLD FIELDS LIMITED
Results for the quarter 30 June 2012
23 August 2012

Johannesburg: 16:00 hours (GMT +2)
For United Kingdom: 15:00 hours (GMT)
For North America: 10:00 hours, (Eastern time)

A telephone conference call has been scheduled at the times indicated above. Details are as follows:

DIAL IN NUMBERS		
Country	**Toll Number**	**Toll-free Number**
South Africa	011 535-3600	0 800 200-648
USA	1 412 858-4600	1 800 860-2442
Australia		1 800 350-100
United Kingdom		0 800 917-7042
Canada		1 866 605 3852

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: +1 412 317 0088
United Kingdom: 0808 234 6771
Australia: +1 800 091 250

Investor contacts:
Willie Jacobsz   Phone: RSA +27 82 971 9238
                                 USA: +1 857 241 7127   willie.jacobsz@goldfields.co.za

Francie Whitley   Phone: +27 82 321-7344   franciew@goldfields.co.za

Media contact:
Sven Lunsche   Phone: +27 83 260-9279   sven.lunsche@goldfields.co.za

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 16 August 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs